UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): The Bank of Nova Scotia

B.	This is [check one]:

☑ an original filing for the Filer.
☐ an amended filing for the Filer.

Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of registrant:	The Bank of Nova Scotia

	Form type:	Registration Statement on Form F-9

	File number (if known):	333-164300

	Filed by:	The Bank of Nova Scotia

Date filed (if filed
	concurrently, so indicate):	January 12, 2010 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of

Canada

and has its principal place of business at

44 King St. West,
Scotia Plaza, 8th Floor
Toronto, Ontario
Canada M5H 1H1
Telephone: (416) 866-3672

E. The Filer designates and appoints William R. Ebbels, Vice President, USA Regional Head of Operations, The Bank of Nova Scotia (the “Agent”), located at:

The Bank of Nova Scotia
One Liberty Plaza, 25th Floor
New York, NY 10006
Telephone: (212) 225-5000
as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-9 on January 12, 2010 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act.
     The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-9, the securities to which this Form and offering statements relate; and the transactions in such securities.

          The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, country of Canada, this 11th day of January, 2010.

Filer: The Bank of Nova Scotia	By:	/s/ Jeffrey Heath
		Name:	Jeffrey Heath
		Title:	Executive Vice President and Group Treasurer

          This statement has been signed by the following persons in the capacities and on the dates indicated.

As agent for Service of Process for The Bank of Nova Scotia
By:	/s/ William R. Ebbels
	Name:	William R. Ebbels
	Title:	Vice President, USA Regional Head of Operations, The Bank of Nova Scotia

Date: January 11, 2010